Exhibit 12.01

RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

	Six Months Ended June 30, 2008	Year Ended December 31,
(Dollar amounts in millions, except ratios)		2007	2006	2005	2004	2003
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	926	$1,613	$1,364	$1,130	$948	$771
Capitalized interest	(21)	(35)	(21)	(11)	(7)	(9)
Depreciation of capitalized interest	9	15	14	14	13	12
Dividends from less than 50%-owned companies carried at equity	3	8	9	17	11	19

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$917	$1,601	$1,366	$1,150	$965	$793

Fixed charges:
Interest on long-term and short-term debt	99	$173	$155	$163	$155	$151
Capitalized interest	21	35	21	11	7	9
Rental expenses representative of an interest factor	19	34	32	32	29	31
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	1	—

Total fixed charges	139	242	208	206	192	191
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)	—

Total fixed charges less preferred stock dividends	$139	$242	$208	$206	$191	$191

Adjusted pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges less preferred stock dividends	$1,056	$1,843	$1,574	$1,356	$1,157	$984
Less: preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	(1)	—

Total earnings less preferred stock dividends	$1,056	$1,843	$1,574	$1,356	$1,156	$984

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	7.6	7.6	7.6	6.6	6.0	5.2

RATIO OF EARNINGS TO FIXED CHARGES	7.6	7.6	7.6	6.6	6.1	5.2